UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 23, 2006

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 7.01. **REGULATION FD DISCLOSURE.**

Irwin Financial Corporation (the "Corporation") is furnishing the information contained in this Item 7.01 because two of its subsidiaries, Irwin Union Bank and Trust Company and Irwin Home Equity Corporation, are expected to be servicers of loans in connection with an upcoming securitization by a third party, and the securitization documents are expected to contain information about litigation described below in which these subsidiaries or their affiliates are involved. Therefore, the Corporation is furnishing information about the litigation in this Item 7.01 to ensure the Corporation's compliance with Regulation FD; but this report shall not be deemed an admission as to the materiality of any information herein that is required to be disclosed solely by Regulation FD.

Culpepper v. Inland Mortgage Corporation

Our indirect subsidiary, Irwin Mortgage Corporation (formerly Inland Mortgage Corporation), is a defendant in a class action lawsuit in the United States District Court for the Northern District of Alabama, filed in April 1996, alleging that Irwin Mortgage violated the federal Real Estate Settlement Procedures Act (RESPA) relating to Irwin Mortgage's payment of broker fees to mortgage brokers. In June 2001, the Court of Appeals for the 11th Circuit upheld the district court's certification of a plaintiff class. In November 2001, the parties filed supplemental briefs analyzing the impact of an October 18, 2001 policy statement issued by the Department of Housing and Urban Development (HUD) that explicitly disagreed with the judicial interpretation of RESPA by the Court of Appeals for the 11th Circuit in its ruling upholding class certification in this case.

Subsequently, the 11th Circuit decided three other RESPA cases. In one of those cases, the 11th Circuit concluded that the trial court had abused its discretion in certifying a class action under RESPA. Further, in that decision, the 11th Circuit expressly recognized it was, in effect, overruling its previous decision upholding class certification in our case. In March 2003, Irwin Mortgage filed a motion to decertify the class. Irwin Mortgage and the plaintiffs also filed motions for summary judgment.

On February 7, 2006, the trial court denied the plaintiffs' motion for summary judgment and granted Irwin Mortgage's motions to decertify the class and for summary judgment, thereby dismissing this case. The plaintiffs then filed a notice of appeal with the Court of Appeals for the 11th Circuit. If the plaintiffs were to prevail on their appeal and also prevail at a subsequent trial on the merits, Irwin Mortgage could be liable for RESPA damages that could be material to our financial position. However, Irwin Mortgage believes the 11th Circuit's RESPA ruling in a similar case argued before it would support a decision in this case affirming the trial court in favor of Irwin Mortgage. We therefore have not established any reserves for this case.

Litigation in Connection with Loans Purchased from Community Bank of Northern Virginia

Our subsidiary, Irwin Union Bank and Trust Company, is a defendant in several actions in connection with loans Irwin Union Bank purchased from Community Bank of Northern Virginia (Community).

Hobson v. Irwin Union Bank and Trust Company was filed on July 30, 2004 in the United States District Court for the Northern District of Alabama. As amended on August 30, 2004, the *Hobson* complaint, seeks certification of both a plaintiffs' and a defendants' class, the plaintiffs' class to consist of all persons who obtained loans from Community and whose loans were purchased by Irwin Union Bank. *Hobson* alleges that defendants violated the Truth-in-Lending Act (TILA), the Home Ownership and Equity Protection Act (HOEPA), the Real Estate Settlement Procedures Act (RESPA) and the Racketeer Influenced and Corrupt Organizations Act (RICO). On October 12, 2004, Irwin filed a motion to dismiss the *Hobson* claims as untimely filed and substantively defective.

Kossler v. Community Bank of Northern Virginia was originally filed in July 2002 in the United States District Court for the Western District of Pennsylvania. Irwin Union Bank and Trust was added as a defendant in December 2004. The *Kossler* complaint seeks certification of a plaintiffs' class and seeks to void the mortgage loans as illegal contracts. Plaintiffs also seek recovery against Irwin for alleged RESPA violations and for conversion. On September 9, 2005, the *Kossler* plaintiffs filed a Third Amended Class Action Complaint. On October 21, 2005, Irwin filed a renewed motion seeking to dismiss the *Kossler* action.

The plaintiffs in *Hobson* and *Kossler* claim that Community was allegedly engaged in a lending arrangement involving the use of its charter by certain third parties who charged high fees that were not representative of the services rendered and not properly disclosed as to the amount or recipient of the fees. The loans in question are allegedly high cost/high interest loans under Section 32 of HOEPA. Plaintiffs also allege illegal kickbacks and fee splitting. In *Hobson,* the plaintiffs allege that Irwin was aware of Community's alleged arrangement when Irwin purchased the loans and that Irwin participated in a RICO enterprise and conspiracy related to the loans. Because Irwin bought the loans from Community, the *Hobson* plaintiffs are alleging that Irwin has assignee liability under HOEPA.

If the *Hobson* and *Kossler* plaintiffs are successful in establishing a class and prevailing at trial, possible RESPA remedies could include treble damages for each service for which there was an unearned fee, kickback or overvalued service. Other possible damages in *Hobson* could include TILA remedies, such as rescission, actual damages, statutory damages not to exceed the lesser of $500,000 or 1% of the net worth of the creditor, and attorneys' fees and costs; possible HOEPA remedies could include the refunding of all closing costs, finance charges and fees paid by the borrower; RICO remedies could include treble plaintiffs' actually proved damages. In addition, the *Hobson* plaintiffs are seeking unspecified punitive damages. Under TILA, HOEPA, RESPA and RICO, statutory remedies include recovery of attorneys' fees and costs. Other possible damages in *Kossler* could include the refunding of all origination fees paid by the plaintiffs.

Irwin Union Bank and Trust Company is also a defendant, along with Community, in two individual actions *(Chatfield v. Irwin Union Bank and Trust Company, et al.* and *Ransom v. Irwin Union Bank and Trust Company, et al.)* filed on June 9, 2004 in the Circuit Court of Frederick County, Maryland, involving mortgage loans Irwin Union Bank purchased from Community. On July 16, 2004, both of these lawsuits were removed to the United States District Court for the District of Maryland. The complaints allege that the plaintiffs did not receive disclosures required under HOEPA and TILA. The lawsuits also allege violations of Maryland law because the plaintiffs were allegedly charged or contracted for a prepayment penalty fee. Irwin believes the plaintiffs received the required disclosures and that Community, a Virginia-chartered bank, was permitted to charge prepayment fees to Maryland borrowers. Under the loan purchase agreements between Irwin and Community, Irwin has the right to demand repurchase of the mortgage loans and to seek indemnification from Community for the claims in these lawsuits. On September 17, 2004, Irwin made a demand for indemnification and a defense to *Hobson, Chatfield* and *Ransom.* Community denied this request as premature.

In response to a motion by Irwin, the Judicial Panel On Multidistrict Litigation consolidated *Hobson, Chatfield* and *Ransom* with *Kossler* in the Western District of Pennsylvania for all pretrial proceedings. We have established a reserve for the Community litigation based upon SFAS 5 guidance and the advice of legal counsel.

Putkowski v. Irwin Home Equity Corporation and Irwin Union Bank and Trust Company

On August 12, 2005, our indirect subsidiary, Irwin Home Equity Corporation, and our direct subsidiary, Irwin Union Bank and Trust Company (collectively, "Irwin"), were named as defendants in litigation seeking class action status in the United States District Court for the Northern District of California. The plaintiffs allege Irwin violated the Fair Credit Reporting Act ("FCRA") by using or obtaining plaintiffs' consumer reports for credit transactions not initiated by plaintiffs and for which they did not receive firm offers of credit. The plaintiffs also allege that Irwin failed to provide clear and conspicuous disclosures as required by the FCRA. The complaint seeks declaratory and injunctive relief, statutory damages of $1,000 per each separate violation and punitive damages for alleged willful violations of the FCRA. Plaintiffs filed an Amended Complaint on October 4, 2005. On October 18, 2005, Irwin moved to dismiss the Amended Complaint for failure to state a claim. Irwin believes it has strong defenses to plaintiffs' claims; however, we are unable at this time to form a reasonable estimate of the amount of potential loss, if any, that Irwin could suffer and have not established any reserves for this case.

White v. Irwin Union Bank and Trust Company and Irwin Home Equity Corporation

On January 5, 2006, our direct subsidiary, Irwin Union Bank and Trust Company, and our indirect subsidiary, Irwin Home Equity Corporation, (together "Irwin") were named as defendants in litigation in the Circuit Court for Baltimore City, Maryland. The plaintiffs allege that Irwin charged or caused plaintiffs to pay certain fees, costs and other charges that were excessive or illegal under Maryland law in connection with loans made to plaintiffs by Irwin. The plaintiffs seek certification of a class consisting of Maryland residents who received mortgage loans from Irwin secured by real property in the State of Maryland and who claim injury due to Irwin's lending practices. The plaintiffs are seeking damages under the Maryland Mortgage Lending Laws and the Maryland Consumer Protection Act for, among other things, relief from further interest payments on their loans, reimbursement of interest, charges, fees and costs already paid, including prepayment penalties paid by the class, and damages of three times the amount of all allegedly excessive or illegal charges paid, plus attorneys' fees, expenses and costs. In the alternative, the plaintiffs seek arbitration as provided for in their mortgage notes. On February 17, 2006, Irwin filed a notice of removal, and removed the case from state to federal court. At this stage of the litigation, we are unable to form a reasonable estimate of the amount of potential loss, if any, that Irwin could suffer and have not established any reserves for this case.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: February 23, 2006   By: /s/ Gregory F. Ehlinger

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer